UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022

Commission File Number: 000-22113

Euro Tech Holdings Company Limited
(Translation of registrant's name into English)

18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong

(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBITS

Exhibit 99.1 -	Press Release - Euro Tech Holdings Company Limited Reports Interim Results For The Six Months Ended June 30, 2022

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED

December 28, 2022	By:	/s/ Jerry Wong
Jerry Wong
Chief Financial Officer

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